BIOSOLAR, INC.
27936 Lost Canyon Road, Suite 202
Santa Clara, CA 91387
Tel: (661)251-0001
Fax: (661)251-0003
October 26, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Cash, Accounting Branch Chief
Dave Welcome, Staff Accountant
Tricia Armelin, Staff Accountant

Re:	BioSolar, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 333-138910

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated October 19, 2009, relating to the periodic reports of BioSolar, Inc. (the “Company”). We respond as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 15

1.
We note your statement that "our relevant officers have made conclusions as to the effectiveness of our disclosure controls and procedures at the reasonable assurance level"; however, it does not appear that you have provided the appropriate conclusion. In this regard, please amend your Form 10-K to provide the conclusions of your principal executive officer and principal financial officer as to the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K. We remind you that the entire "Item" being amended should be presented in your amendment to Form 10-K.

Response: We have revised to provide our management’s conclusion that our disclosure controls and procedures are effective. Please see Item 9A of the amended 10-K for the fiscal year ended December 31, 2008 filed on Edgar simultaneously herewith.

Exhibit 31 — Certification

2.
We note that in the first paragraph of your certification, you have not correctly identified the registrant. In this regard, please amend your Form 10-K to provide the name of your company in paragraph 1, as required by Item 601(b (31)(i) of Regulation S-K. Additionally, please omit the certifying individual's title in the introduction sentence of the certification, since the officer should sign the certificate in a personal capacity.

Response: We have revised to correctly identify the Company and to remove the title of David Lee. Please see Exhibit 31 to the amended 10-K for the fiscal year ended December 31, 2008 filed on Edgar simultaneously herewith.

Form 10-O for the Fiscal Quarter Ended March 31, 2009
Form 10-O for the Fiscal Quarter Ended June 30, 2009
Exhibit 31

3.	We note that in your section 302 certification:
•	the introduction sentence contains the certifying individual's title; however, this is not appropriate as the officer should sign the certificate in a personal capacity;
•	paragraphs 3, 4 and 5 reference the term" small business issuer" and should be replaced with the term "registrant"; and
•	you have omitted the required language in paragraph 4 and 4(b) referring to internal control over financial reporting.

In this regard, please amend your Form I0-Q for each of the fiscal quarters ended March 31, 2009 and June 30, 2009 to provide your certifications using the exact language as provided in Item 601(b)(31)(i) of Regulation S-K.

Response: We have revised Exhibit 31 in accordance with the Staff’s comment. Please see Exhibit 31 to the amended 10-Qs for the quarters ended March 31, 2009 and June 30, 2009 filed on Edgar simultaneously herewith.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the undersigned at (661) 251-0001.

Very truly yours,

David Lee
Chief Executive Officer